SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: March 2022

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

Attached hereto and incorporated herein is Nano Dimension Ltd.’s (the “Registrant”) press release issued on March 31, 2022, titled “Nano Dimension’s Q4/21 Revenue Indicates Approximately 200% Growth Expected in Full Year 2022 over 2021.”

The first three paragraphs and the sections titled “Fourth Quarter 2021 Financial Results,” “Year Ended December 31st, 2021 Financial Results,” “Balance Sheet Highlights,” and  “Forward-Looking Statements” in the press release are incorporated by reference into the registration statements on Form F-3 (File No. Nos. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520 and 333-248419) of the Company, filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press Release issued by Nano Dimension Ltd. on March 31, 2022, titled “Nano Dimension’s Q4/21 Revenue Indicates Approximately 200% Growth Expected in Full Year 2022 over 2021.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: March 31, 2022	By:	/s/ Yael Sandler
	Name:	Yael Sandler
	Title:	Chief Financial Officer

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